UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EAGLE MATERIALS INC.

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)

1-12984 (Commission File No.)

75-2520779 (I.R.S. Employer Identification No.)

5960 Berkshire Lane, Suite 900, Dallas, Texas 75225 (Address of principal executive offices)

Mr. Matt Newby, (214) 432-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from April 1, 2023 to March 31, 2024

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended March 31, 2024

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure Report

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by Form SD is included in Exhibit 2.01 hereto.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is furnished as part of this report.

Exhibit No.	Description
2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the duly authorized undersigned.

Eagle Materials Inc.

Date: December 20, 2024	By:	/s/ Matt Newby
	Name:	Matt Newby
	Title	General Counsel